Exhibit 99.1

Condensed Interim Consolidated Financial Statements

MEDIFOCUS INC.

For the three and six months ended

September 30, 2014 and September 30, 2013

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying condensed interim consolidated financial statements of Medifocus Inc. (the “Company”) are the responsibility of management and have been approved by the Company’s Board of Directors.

The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards. Where necessary, management has and chosen accounting policies and methods that are appropriate to the Company’s circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the condensed interim consolidated financial statements are presented fairly, in all material respects.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the condensed interim consolidated financial statements together with other financial information and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process, the consolidated financial statements together with other financial information of the Company, and the auditor’s report. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the condensed interim consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Dr. Augustine Cheung”	“Mirsad Jakubovic”
Chief Executive Officer	Chief Financial Officer

Toronto,

Canada

November 28, 2014

Notice of no Auditor Review of Interim Financial Statements

The accompanying unaudited condensed interim financial statements of the Company have been prepared by and are the responsibility of management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Medifocus Inc.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

[Expressed in United States dollars]

As at	September 30, 2014	March 31, 2014
	$	$
ASSETS
Current
Cash and cash equivalents	606,062	1,292,527
Accounts receivable	1,434,065	1,785,704
HST recoverable	248,636	243,981
Prepaid expenses and sundry assets	28,300	32,725
Inventory [note 6]	19,998	518,763
Refundable deposit	252,307	254,400

Total current assets	2,589,367	4,128,100

Non-current inventory [note 6]	180,997	180,997
Intangible assets - Prolieve intellectual properties [note 4 and 7]	1,942,188	2,067,490
Equipment, net [note 8]	594,925	640,984

	5,307,478	7,017,571

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,137,546	1,464,491
Promissory note [note 9]	542,739	593,541
Contingent consideration payable to Boston Scientific Corporation - current [10]	683,247	498,750

Total current liabilities	2,363,532	2,556,782

Long term
Contingent consideration payable to Boston Scientific Corporation [note 10]	997,268	1,104,413
Convertible debenture payable [note 9]	4,153,995	4,002,129

Shareholders’ equity (deficiency)
Share capital [note 11]	13,013,539	12,304,474
Contributed surplus	8,786,481	8,051,272
Accumulated other comprehensive income	(20,081)	(20,081)
Accumulated deficit [note 14]	(23,987,258)	(20,981,418)

Total shareholders’ equity	(2,207,319)	(645,753)

	5,307,477	7,017,571

Going Concern [note 1]
Investment in associate [note 15]
Commitments [note 16]
Contingencies [note 17]

The accompanying notes are an integral part of these consolidated financial statements

On behalf of the Board:

Joseph Chan	Grant Walsh
Director	Director

Medifocus Inc.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS

AND COMPREHENSIVE LOSS

[Expressed in United States dollars]

For the three months ended	For the Three Months	For the Three Months	For the Six Months	For the Six Months
	September 29, 2014	September 29, 2013	September 29, 2014	September 29, 2013
	$	$	$	$

Revenue	641,697	1,175,188	2,291,166	2,423,998
Cost of sales	889,344	761,774	1,913,300	1,562,383

Gross margin	(247,647)	413,414	377,866	861,615

Operating expenses
Salaries and wages	282,251	757,244	1,058,709	1,493,312
Development and investor relations	44,965	46,570	124,025	140,962
Stock based compensation expense [note 11d]	—	55,517	—	108,590
Sales and marketing	325,057	307,931	480,145	532,459
Bad debts expense	44,700	—	44,700	—
Research and development expense	73,226	225,277	125,997	390,712
Professional fees	132,872	83,087	418,070	230,093
Directors fees [note 13]	32,077	43,284	64,187	84,951
General and administrative	397,461	181,431	567,735	288,826
Interest [note 9]	153,274	31,456	369,566	135,832
Listing fees	3,175	5,566	17,659	12,700
Amortization [note 7 and 8]	(23,923)	2,324	8,995	4,648

	1,465,136	1,739,687	3,279,789	3,423,085

Net loss before change in fair value of contingent consideration and loss from investment in associated company and foreign exchange loss	(1,712,783)	(1,326,273)	(2,901,923)	(2,561,470)

Change in fair value of contingent consideration	(77,352)	—	(77,352)	—
Loss from investment in associated company	(55,735)	—	(55,735)	—
Foreign exchange loss	38,080	(73,432)	29,170	(11,780)

Net loss and comprehensive loss	(1,807,790)	(1,399,705)	(3,005,840)	(2,573,250)

Other comprehensive loss	—	—	—	—

Net loss and comprehensive loss	(1,807,790)	(1,399,705)	(3,005,840)	(2,573,250)

Basic and fully diluted loss per share	(0.01)	(0.01)	(0.02)	(0.02)

Weighted average number of common shares outstanding	123,681,200	117,260,411	123,681,200	117,260,411

The accompanying notes are an integral part of these consolidated financial statements

Medifocus Inc.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

[Expressed in United States dollars]

	For the Three Months	For the Three Months	For the Six Months	For the Six Months
	September 29, 2014	September 29, 2013	September 29, 2014	September 29, 2013
	$	$	$	$
OPERATING ACTIVITIES
Net loss for the period	(1,807,790)	(1,399,705)	(3,005,840)	(2,573,250)
Items not involving cash
Amortization	161,711	97,284	194,629	190,932
Stock-based compensation	—	55,876	—	108,950
Change in FMV of contingent consideration	77,352	—	77,352	—
Unrealized foreign exchange loss	—	(46,369)	—	(56,942)
Debt discount	215,937	36,929	300,356	72,476
Net change in non-cash working capital balances related to operations [note 13]	303,414	138,541	474,521	127,863

Cash used in operating activities	(1,049,376)	(1,117,444)	(1,958,982)	(2,129,971)

INVESTING ACTIVITIES
Additions to equipment	(23,269)	(4,198)	(23,269)	(4,198)

Cash used in investing activities	(23,269)	(4,198)	(23,269)	(4,198)

FINANCING ACTIVITIES
Issuance of common shares	1,444,274	—	1,444,274	—
Due to shareholders	—	440,000	—	440,000
Changes in promissory note	—	64,078	—	64,078
Increase in (repayment of) promissory note payable	(37,594)	(31,429)	(148,488)	—

Cash provided by financing activities	1,406,680	472,649	1,295,786	504,077

Net increase (decrease) in cash and cash equivalents during the period	334,035	(648,993)	(686,465)	(1,630,092)
Cash and cash equivalents, beginning of period	272,027	691,502	1,292,527	1,672,600

Cash and cash equivalents, end of period	606,062	42,508	606,062	42,508

The accompanying notes are an integral part of these consolidated financial statements

Medifocus Inc.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

[In United States Dollars]

	Common shares		Warrants		Accumulated other comprehensive Income	Contributed Surplus	Deficit	Total Shareholders Equity
	#	$	#	$	$	$	$	$
March 31, 2013	117,260,411	12,476,710	86,106,807	5,467,437	(20,081)	6,634,814	(14,847,117)	4,244,326

Stock options vesting						53,073		53,073
Extension of warrants		(172,236)		172,236		172,236		—
Net loss for the period							(1,173,544)	(1,173,544)

June 30, 2013	117,260,411	12,304,474	86,106,807	5,639,673	(20,081)	6,860,123	(16,020,661)	3,123,855

Stock options vesting						26,559		26,559
Net loss for the period							(1,399,706)	(1,399,706)

September 30, 2013	117,260,411	12,304,474	86,106,807	5,639,673	(20,081)	6,886,682	(17,420,367)	1,750,708

Cancellation of warrants			(4,090,755)	(572,375)				—
Net loss for the period							(1,464,500)	(1,464,500)

December 31, 2013	117,260,411	12,304,474	82,016,052	5,067,298	(20,081)	6,886,682	(18,884,867)	286,208

Equity portion of convertible debenture			12,962,800	1,164,590		1,164,590		1,164,590
Net loss for the period							(2,096,551)	(2,096,551)

March 31, 2014	117,260,411	12,304,474	94,978,852	6,231,888	(20,081)	8,051,272	(20,981,418)	(645,753)

Net loss for the period							(1,198,050)	(1,198,050)

June 30, 2014	117,260,411	12,304,474	94,978,852	6,231,888	(20,081)	8,051,272	(22,179,468)	(1,843,803)

Share issuance	10,281,250	709,065		735,209		735,209		1,444,274
Net loss for the period							(1,807,790)	(1,807,790)

September 30, 2014	127,541,661	13,013,539	94,978,852	6,967,097	(20,081)	8,786,481	(23,987,258)	(2,207,318)

The accompanying notes are an integral part of these consolidated financial statements

Medifocus Inc.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

1.	CORPORATE INFORMATION AND GOING CONCERN UNCERTAINTY

Medifocus Inc. (the “Company” or “Medifocus”) was incorporated under the Business Corporations Act (Ontario) on April 25, 2005. Medifocus develops and commercializes minimally invasive focused heat systems for the treatment of cancerous and benign tumors, and enlarged prostate, medically known as Benign Prostatic Hyperplasia (“BPH”). With the recent acquisition of Prolieve®, Medifocus now owns a revenue generating commercial BPH treatment product targeting the BPH drug therapy market and generating cash flow to support the development and commercialization of other catheter based or Adaptive Phased Array (APA) based focused heat systems for targeted thermotherapy of surface, subsurface and deep seated localized and regional cancers.

The Company owns two technology platforms with comprehensive US and international patent protection:

•	The Endo-thermotherapy Platform-from which Prolieve was developed can potentially used to treat cancers in prostate, rectal, cervical and esophageal, and

•	The Adaptive Phased Array (APA) Microwave Focusing Platform-invented by MIT, licensed to Medifocus, directs precisely focused microwave energy at tumor center to induce shrinkage or eradication of tumors without undue harm to surrounding tissue. The Company’s APA 1000 Breast Cancer Treatment System, developed from the APA technology platform, is currently in pivotal Phase-III clinical trials.

The Company’s operations are subject to certain risks and uncertainties including, among others, current and potential competitors with greater resources, dependence on significant customers, lack of operating history and uncertainty of future profitability and possible fluctuations in financial results. Since inception, the Company has incurred substantial operating losses, principally from expenses associated with the Company’s research and development programs. The Company believes these expenditures are essential for the commercialization of its technologies. The Company expects its operating losses to continue for the foreseeable future as it continues its product development efforts, and when it undertakes sales and marketing activities. The Company’s ability to achieve profitability is dependent upon its ability to obtain governmental approvals, produce, and market and sell its new product candidates. There can be no assurance that the Company will be able to commercialize its technology successfully or that profitability will ever be achieved. The operating results of the Company have fluctuated significantly in the past. The Company expects that its operating results will fluctuate significantly in the future and will depend on a number of factors, many of which are outside the Company’s control.

The Company will need substantial additional funding in order to complete the development, testing and commercialization of its product candidates. The commitment to these projects will require additional external funding, at least until the Company is able to generate sufficient cash flow from sale of one or more of its products to support its continued operations. If adequate funding is not available, the Company may be required to delay, scale back or eliminate certain aspects of its operations or attempt to obtain funds through unfavourable arrangements with partners or others that may force it to relinquish

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

rights to certain of its technologies, products or potential markets or that could impose onerous financial or other terms. Furthermore, if the Company cannot fund its ongoing development and other operating requirements, particularly those associated with its obligations to conduct clinical trials under its licensing agreements, it will be in breach of these licensing agreements and could therefore lose its license rights, which could have material adverse effects on its business. Management is continuing its efforts to obtain additional funds so that the Company can meet its obligations and sustain operations.

The accompanying condensed interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities in the ordinary course of business. The propriety of using the going-concern basis is dependent upon, among other things, the achievement of future profitable operations, the ability to generate sufficient cash from operations, and potential other funding sources, including cash on hand, to meet the Company’s obligations as they become due. Management believes the going-concern basis is appropriate for the accompanying condensed interim consolidated financial statements based on its current operating plan through March 31, 2015.

The address of the Company’s registered office is 130 King Street West, Suite 1800, Toronto, Ontario M5X 1E3, Canada. The Company trades on the TSX Venture Exchange under the symbol “MFS” and the OTCQX International Exchange under the symbol “MDFZF”.

These financial statements were authorized for issue by the Board of Directors on November 28, 2014.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The policies applied in these condensed interim consolidated financial statements are based on IFRS effective as of November 28, 2014.

(a) Principles of consolidation

The condensed interim consolidated financial statements reflect the financial position and results of operations of the Company and its wholly-owned subsidiary Celsion (Canada) Inc. All intercompany transactions and balances have been eliminated.

(b) Basis of presentation and measurement

The Company’s functional currency is the Canadian dollar, and the presentation currency is the United States dollar. The condensed interim consolidated financial statements have been prepared on the historical cost basis except for financial instruments designated at fair value through profit and loss, which are stated at their fair value. Unless otherwise noted, all references to “$” or “dollar” refer to the United States dollar. Certain items in the prior period financial statements have been reclassified to conform to the current period presentation. The Company operates in a single business segment, focused

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

heat systems for targeted thermotherapy of surface, subsurface and deep seated localized and regional cancers, Substantially all of the Company’s revenue is generated, and assets are located, in the United States.

(c) Foreign currency

Effective April 1, 2014, the Company changed is reporting currency and its functional currency from the Canadian dollar to the U.S. dollar in anticipation of filing its financial statements with the U.S. Securities and Exchange Commission; prior period financial statements have been recast with the U.S. dollar for consistent presentation. Monetary assets and liabilities denominated in a foreign currency are translated at exchange rates in effect at the statement of financial position date and non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in Consolidated Statements of Loss, Comprehensive Loss.

(d) Use of estimates

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are as follows:

i) The Company maintains an allowance for doubtful accounts for estimated losses that may occur if parties are unable to pay balances owing to the Company. This allowance is determined based on a review of specific parties’ historical experience and economic circumstances.

ii) The Company makes estimates for possible write-downs for excess, obsolete, or slow-moving inventory. Any significant or unanticipated change in these estimates could have a significant impact on reported operating results.

iii) The Company makes estimates related to the extent of warranty claims for products sold. Any unexpected increases in actual warranty claims could affect reported operating results.

iv) The Company makes estimates related to the values assigned to assets in the purchase price allocation in a business combination. Changes in these assumptions could result in a change in the value of inventory and Intangible assets - Prolieve intellectual property.

v) The Company makes estimates related to the useful lives of property and equipment, intangible assets- Prolieve intellectual property, and the related amortization.

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

vi) The Company periodically assesses the recoverability of long-lived assets, and intangible assets. The recoverability analysis requires the Company to make assumptions about future operations. Changes to one or more assumptions would result in a change in the recoverable amount calculated and/or amortization expensed.

vii) The Company makes estimates and utilizes assumptions in determining the fair value for stock based compensation expense, warrants and the bifurcation of convertible debt, using Black-Scholes computations.

viii) Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax assets and unused tax losses can be utilized. At September 30, 2014, the Company has assessed that it is not probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years, therefore, there are no balances carried in the consolidated statements of financial position for such assets.

ix) The Company applies judgment in assessing whether material uncertainties exist that would cause significant doubt as to the whether the Company could continue as a going concern.

x) The Company applies judgment in assessing the functional currency of the other entity consolidated in these financial statements.

(e) Inventories

The Company values inventories, consisting primarily of consol units, single-use treatment catheters, and parts to refurbish the console units, at the lower of cost and net realizable value. The cost of finished goods is determined on a first-in, first- out method. Net realizable value represents the estimated selling price for inventories less costs necessary to make the sale. A periodic review of the inventory on hand is performed to determine if the inventory is properly stated at the lower of cost or market. In performing this analysis we consider, at a minimum, the following factors: selling prices, reimbursement charges, and changes in demand for products due to competitive conditions or market acceptance. Each type of inventory is analyzed to determine net realizable values. A provision is recorded to reduce the cost of inventories to the estimated net realizable values, if required.

We also analyze the level of inventory on hand on a periodic basis, in relation to estimated customer requirements to determine whether write-downs for excess, obsolete, or slow-moving inventory are required. Any significant or unanticipated change in the factors noted above could have a significant impact on the value of inventories and on reported operating results.

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

(f) Equipment

Equipment is recorded at cost less specifically related tax credits and are amortized on a declining balance basis over the estimated useful lives of the assets, as follows:

Furniture and fixtures	20%
Equipment	30%

Leasehold improvements are amortized on a straight line basis over the lesser of the lease term and their estimated useful lives. Prolieve consoles are amortized on a straight line basis over the estimated useful life.

The Company reviews the estimated useful lives, residual values and depreciation method at each year end, accounting for the effect of any changes in estimate on a prospective basis.

The gain or loss arising on disposing of or retiring an item of equipment is determined as the difference between the sales proceeds and the asset’s carrying amount and is recognized in profit or loss.

As at September 30, 2014, there was no impairment of the Company’s equipment.

(g) Intangible Assets - Prolieve intellectual property and product development costs

Research costs are expensed as incurred, as well as development costs that do not meet the criteria for eligibility for capitalization. Expenditures on technologies are capitalized only if they meet the criteria for deferral. Expenditures are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred.

Intangible assets consist of the intellectual property and patents for the Prolieve technology for the treatment of Benign Prostatic Hyperplasia. The Prolieve technology was acquired from Boston Scientific Corporation on July 25, 2012. Medifocus allocated $2,506,049 (being $3,835,610 less the fair value of the contingent amount of $1,329,561) of the consideration given to Boston Scientific Corporation to intangible assets - Prolieve intellectual property. Medifocus will amortize the cost of the technology over 10 years, the estimated useful life of the patents covering the technology. Amortization charges to September 30, 2014 are $563,861.

(h) Impairment of equipment, Intangible assets - Prolieve intellectual property

The carrying amounts of tangible and intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. The carrying amount of equipment and intangible assets - Prolieve intellectual property are tested for impairment annually. When the carrying amount exceeds the estimated recoverable amount, the assets are written down to their

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

recoverable amount. The recoverable amount of long-lived assets is the greater of fair value less costs to sell and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in the consolidated statements of loss and comprehensive loss.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of loss and comprehensive loss. Following the recognition or reversal of an impairment loss, the amortization charge applicable to the asset is adjusted prospectively in order to systematically allocate the revised carrying amount, net of any residual value, over the estimated useful life.

Gains or losses on the disposal of equipment, patents and intangible assets represent the difference between the net proceeds and the carrying value at the date of sale.

As at September 30, 2014, there was no impairment in the plant and equipment or intangible assets - Prolieve intellectual property

(i) Provisions

The Company recognizes a provision when it has a present obligation (legal or constructive) as a result of a past event, it is probable that it will be required to settle the obligation, and it can make a reliable estimate of the amount of the obligation. The amount it recognizes as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

(j) Income taxes

Income taxes are calculated using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for timing differences between the tax and accounting basis of assets and liabilities, and for the recognition of accumulated capital and non-capital losses, which in the opinion of management, are more likely than not to be realized before expiry.

Deferred tax assets and liabilities are presented as a non-current item and measured at the tax rates that are expected to be in effect in the period when the asset is expected to be realized or the liability is expected to be settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period.

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

The effect on deferred income tax assets and liabilities resulting from a change in enacted tax rates is included in income in the period in which the change is enacted or substantively enacted.

(k) Share-based payments

Where equity-settled stock options are awarded to employees, the fair value of the stock options are measured at the date of grant using the Black-Scholes option pricing model and is charged to the Consolidated Statement of Loss, and Comprehensive Loss and Deficit over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the Consolidated Statement of Loss, and Comprehensive Loss and Deficit over the remaining vesting period. Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in comprehensive loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital. When the value of goods or services received in exchange for the stock based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. All equity-settled stock based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital, adjusted for any consideration paid.

The fair value of stock options, subject to a vesting schedule, is recognized using the accelerated method and is measured using Black Scholes and assumptions at the time of vesting. The applicable fair value of any stock options which are exercised are transferred from contributed surplus to share capital. Management is required to estimate forfeitures, and revise its estimates of the number of stock options expected to vest each period. The impact of any revisions to management’s estimate on forfeitures, if any, is recognized during the period.

Purchase warrants are classified as equity and measured at fair value on the date of issue using the Black-Scholes option pricing model. Broker compensation options are classified as issuance costs and a deduction from equity and measured at fair value on the date of issue using the Black-Scholes option pricing model. The fair value of the purchase warrants and broker compensation options are not subsequently revalued.

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

(l) Convertible debenture and promissory debt

The Company’s convertible debt is considered to be a compound financial instrument that contains both a debt and equity component. On the issuance, the fair value of the debt component is determined by discounting the expected future cash flows over the expected life using a market rate of interest for a non-convertible debt instrument with similar terms. The value is carried as debt on the amortized cost basis until extinguished on conversion or redemption. The remainder of the proceeds are allocated as a separate component of shareholders’ equity. Transaction costs are apportioned between the debt and equity components based on their respective carrying amount when the instrument was issued.

On conversion, the carrying amount of the debt component and the equity component are transferred to share capital and no gain or loss is recognized. The interest cost recognized in respect of the debt component represents the accretion of the liability, over the expected life using the effective interest method, to the amount that would be payable if redeemed.

(m) Comprehensive income

Comprehensive income is the change in equity (net assets) of the Company during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes to equity during a year except those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of net income for the period and other comprehensive income. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in “other comprehensive income” until it is considered appropriate to recognize into net earnings.

The Company had no comprehensive income or loss transactions, other than its net loss, presented in the Consolidated Statements of Loss and Comprehensive Loss nor has the Company accumulated other comprehensive income during the periods that have been presented.

(n) Earnings per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by adjusting the weighted average number of number of common shares outstanding for the effects of all dilutive potential common shares, which are comprised of outstanding warrants, conversion options and vested stock options. Diluted earnings (loss) per common share assumes that any proceeds received for in-the-money warrants and options would be used to buy common shares at the average market price for the period. In years when the Company reports a loss, the effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore, basic and diluted earnings (loss) per share are the same.

(o) Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes party to a contractual agreement.

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

Financial assets are initially measured at fair value and classified into one of the following specified categories: fair value through profit or loss (“FVTPL”), held-to-maturity (“HTM”), available-for-sale (“AFS”) and loans and receivables. HTM instruments and loans and receivables are measured at amortized cost. AFS instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in the Consolidated Statement of Loss, and Comprehensive Loss for the year.

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized in the Consolidated Statement of Loss, Comprehensive Loss and Deficit for the period. Other financial liabilities, including borrowings, are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method.

Transaction costs directly attributable to the acquisition or issuance of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities recorded at fair value through loss for the year are recognized immediately in the Consolidated Statement of Loss, and Comprehensive Loss and Deficit for the year.

Financial assets and financial liabilities are offset and reported on the Consolidated Statement of Financial Position only if there is an enforceable legal right to offset the recognized amounts, and an intention to realize the asset and settle the liability simultaneously.

The fair value of financial instruments traded in active markets (such as FVTPL and AFS securities) is based on quoted market prices at the date of the Consolidated Statement of Financial Position. The quoted market price used for financial assets held by the Company is the current bid price. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issuance costs.

Financial instruments recognized in the Consolidated Statement of Financial Position include cash and equivalents, sales taxes recoverable, accounts receivable, refundable deposits, and accounts payable and accrued liabilities. The respective accounting policies are described below.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, cash held in a financial institution or investments having a maturity of ninety days or less at acquisition, that are readily convertible to the contracted amounts of cash. Cash and equivalents are classified as FVTPL and measured at fair value.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are initially recognized at fair value and classified as other financial liabilities measured at amortized cost.

The Corporation has classified its financial instruments as follows:

Financial instrument	Classification
Cash and cash equivalents	FVTPL
Account receivable	Loans and receivables
HST receivable	Loans and receivables
Refundable deposits	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Promissory note	Other financial liabilities
Interest payable on financial instruments	Other financial liabilities

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

(q) Revenue recognition

The Company provides its customers with products which are used in the treatment of Benign Prostate Hyperplasia. Revenues from sale of products in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns. The Company recognizes revenue from the sale of Prolieve catheters upon delivery to the customer. Revenue is recognized from the sale of Prolieve consoles upon shipment to the customer. Revenue from the mobile service is recognized upon treatment of the patient. Revenue for extended warranty service contracts is deferred and recognized over the contract period. We record a provision for estimated sales returns on product sales in the same period as the related revenue is recorded. The provision for estimated sales returns is based on historical sales returns, analysis of credit memo data and specific customer-based circumstances.

(r) Business Combinations

Business combinations are accounted for using the acquisition method. For each business combination at the acquisition date, the Company recognizes the fair value of the identifiable assets acquired, the liabilities assumed, the non-controlling interest in the acquiree and the aggregate of the consideration transferred, including any contingent consideration to be transferred. When the fair value of the consideration transferred and the amount recognized for non-controlling interest exceeds the net amount of the identifiable assets acquired and liabilities assumed measured at fair value, the difference is treated as goodwill or intangible assets. After initial recognition, goodwill and intangible assets are measured at their initial cost from the acquisition date, less any accumulated impairment losses. Intangible assets are reviewed annually for impairment or when there is an indication of potential impairment. If the fair value of the Company’s share of the net identifiable assets exceeds the fair value of the consideration transferred and non-controlling interest at the acquisition date, the difference is immediately recognized in income (loss). Acquisition costs are expensed as incurred in net income (loss).

(s) Related party transactions

All transactions with related parties are in the normal course of business and are measured at the exchange amount.

(t) Warranty Provisions

Prolieve products are covered by warranties against defects in material and workmanship for periods of up to 12 months. We record a liability for warranty claims at the time of sale. The amount of the liability is based on the trend in the historical ratio of product failure rates, material usage and service delivery costs to sales, the historical length of time between the sale and resulting warranty claim and other factors. Warranty provisions for the year ended September 30, 2014 are $38,000.

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

3.	NEW ACCOUNTING STANDARDS

The IASB and IFRS Interpretations Committee (“IFRIC”) have issued certain new standards, interpretations, amendments and improvements to existing standards, mandatory for future accounting periods. The most significant of these are as follows, and except as noted below are all effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted:

The IASB issued IFRS 9, Financial Instruments in November 2009 as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement; in particular, it introduces new requirements for classifying and measuring financial assets. The IASB intends to expand IFRS 9 before its effective date of January 1, 2015 to add new requirements for classifying and measuring financial liabilities, derecognizing financial instruments, impairment and hedge accounting.

IFRS 10, 11, 12 and 13 were all issued in May 2011. IFRS 10 Consolidated Financial Statements replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee. IFRS 11 Joint Arrangements introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. It eliminates the option of accounting for jointly controlled entities by using proportionate consolidation. IFRS 12 Disclosure of Interests in Other Entities requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement.

IFRS 13 Fair Value Measurement replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard. It defines and provides guidance on determining fair value and requires disclosures about fair value measurements, but does not change the requirements regarding which items are measured or disclosed at fair value.

The Company has evaluated all issued and unadopted Accounting Standards Updates and believes the adoption of these standards will not have a material impact on its results of operations, financial position or cash flows.

4.	BUSINESS ACQUISITION

On July 24, 2012 the Company purchased from Boston Scientific Corporation all of the assets, and assumed certain liabilities, relating to the Prolieve Thermodilatation System (“Prolieve”), a FDA approved device for the treatment of Benign Prostatic Hyperplasia (“BPH”). The total purchase consideration consisted of the following:

Cash	$2,535,610
Fair value of contingent consideration	1,329,561

Total consideration	$3,865,171

The maximum amount payable pursuant to the terms of the contingent consideration is $2.5 million; its fair value was determined by calculating its present value based on its payment terms using an interest rate of 24% (our estimated unsecured borrowing rate). The contingent consideration will be paid quarterly at a rate of 10% of sales of Prolieve products.

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

The Company accounted for its acquisition of Prolieve by recording all tangible assets and intangible assets acquired, and liabilities assumed, at their respective fair values on the acquisition date. The fair value of acquired tangible assets (other than inventory), acquired intangible assets (other than intellectual property and customer relationships) and assumed liabilities was not material. The fair value assigned to identifiable intangible assets acquired was determined using a cost approach and was based on the Company’s best estimates; this intangible asset is being amortized on a straight-line basis over its estimated useful life of ten years. The following summarizes the fair value of the assets acquired and liabilities assumed in the transaction:

Inventory	$1,200,000
Intangible assets	2,056,049

Total consideration	$3,256,049

All of the Company’s revenue recognized in the financial statements resulted from this acquisition.

5.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, HST recoverable, accounts payable and accrued liabilities, amounts due to employees and consultants and notes payable. Unless otherwise noted, the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Fair value

The fair value of the Company’s financial instruments approximates their carrying values due to their short-term maturity.

The methods and assumptions used to measure financial instruments at fair value in the consolidated statement of financial position are classified into three levels according to a defined fair value hierarchy:

•	Level one includes quoted prices [unadjusted] in active markets for identical assets or liabilities.

•	Level two includes inputs that are observable, other than quoted prices included in level one.

•	Level three includes inputs that are not based on observable market data.

The assets carried at fair value are cash and accounts receivable and refundable deposits, classified within Level one of the hierarchy.

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the end of the reporting period.

The company is exposed to credit risk primarily through its cash, accounts receivable, and refundable deposits. The company has cash deposits with a reputable financial institution, from which management believes the risk of loss to be remote. The risk inherent to accounts receivable is effectively mitigated by the company’s close, frequent monitoring of accounts.

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

Foreign currency risk

The prices paid by the Company for services and supplies are primarily paid in U.S. dollars, and sales and accounts receivable are primarily in U.S. dollars. As of September 30, 2014 the Company believes the currency risk is limited and not a risk to be hedged at the present time.

Interest rate risk

Interest rate risk arises because of changes in market interest rates. The Company has no borrowings other than its convertible debt, a promissory note and certain of the amounts due to employees and consultants, all of which is at fixed interest rates, and considers itself to have very minimal exposure to interest rate risk.

Liquidity risk

Liquidity risk includes the risk that the Company will not be able to meet operational liquidity requirements to conduct its business of commercializing Prolieve and completing development, testing and commercialization of the APA System for the treatment of cancer. The Company’s operating cash requirements include amounts necessary to conduct its pivotal clinical trial to obtain regulatory approval to commercialize the APA System in North America. The Company’s objective is to maintain sufficient liquid resources to meet operational requirements, including marketing and sales of Prolieve. As at September 30, 2014, the Company had cash of $606,062 [March 2014 - $1,292,527]. In addition, at September 30, 2014, the Company’s working capital position was $225,836 [March 2014 - $1,571,318]. The Company’s continuing operations are dependent upon its ability to secure additional equity capital, divest assets or generate cash flow from operations in the future, none of which are assured. There can be no assurances that the Company’s activities will be successful or that sufficient funds can be raised in a timely manner.

Capital risk

The Company’s objective when managing capital, defined as its equity, is to safeguard the entity’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders. The Company is managing its capital structure to convert to equity as much of its current debt as possible and will issue equity to obtain funding to initiate its pivotal clinical trial. The Company is not subject to any externally imposed capital requirements. The Company’s objective is to insure adequate working capital to commercialize its APA System for the treatment of cancer, and the sales and marketing of its Prolieve technology, and it will use the sale of equity to fund its business to the point of revenue generation and asset based borrowing being sufficient to fund the business fully. There were no changes to the Company’s management of capital from the prior year.

Sensitivity analysis

The Company believes that the movements in its U.S. dollar financial instruments that are reasonably possible over the next twelve-month period, a variance of +/-10% will not have a significant impact on the Company.

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

6.	INVENTORY

Inventory consists of consol units and single-use treatment catheters. The console units represents non-current inventories that the Company does not expect to sell within the next 12 months, however they are also not considered excess or obsolete.

$
Catheters	19,998
Consoles	180,997

200,995

7.	INTANGIBLE ASSETS

Intangible assets include intellectual properties and patents relating to the Prolieve technology for the treatment of Benign Prostatic Hyperplasia acquired from Boston Scientific Corporation on July 24, 2012. Medifocus allocated $2,506,049 of the consideration given for the Prolieve patents and technology to intangible assets. Intangible assets are amortized using the straight-line method over their estimated remaining useful lives. Patents and technology related to the Prolieve system are being amortized over 10 years.

Accumulated amortization expense associated with the Prolieve intellectual property as at September 30, 2014 was $563,861. Future amortization expense related to the net carrying amount of intangible assets is estimated to be as follows:

$
2015	250,605
2016	250,605
2017	250,605
2018	250,605
2019	250,605

Sub-total	1,253,025

2020 and thereafter	814,465

2,067,490

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

8.	EQUIPMENT

Plant and equipment are composed of the following:

	Equipment $	Furniture and fixtures $	Prolieve Consoles $	Total $
Cost
As at March 31, 2013	76,510	20,000	—	96,510
Additions	16,050	—	723,991	740,041

As at March 31, 2014	92,560	20,000	723,991	836,551

Additions	23,269	—	—	23,269
Disposals	—	—	—	—

As at September 30, 2014	115,829	20,000	723,991	859,820

Accumulated depreciation
As at March 31, 2013	46,516	16,334	—	62,850
Depreciation for the year	11,270	782	120,665	132,717

As at March 31, 2014	57,786	17,116	120,665	195,567
Depreciation for the period	8,706	288	60,333	69,327

As at September 30, 2014	66,492	17,404	180,998	264,894

Net book value
As at March 31, 2013	29,994	3,666	—	33,660

As at March 31, 2014	34,774	2,884	603,326	640,984

As at September 30, 2014	49,337	2,596	542,993	594,926

9.	DEBT

Convertible Promissory Notes. In 2007, the Company raised bridge financing of USD $150,000. The bridge financing lender received a promissory note from the Company for USD $150,000 with interest payable at 1.5% per month on the face value. The lender may convert the balance due into common stock of the Company at $0.20 per share. The face value and accrued interest were payable December 21, 2009, and were extended to September 30, 2010. The interest rate for the extended period increased to 1.667% per month from 1.5%. The Company paid USD $15,000, applied against outstanding interest, during the year ended March 31, 2011, and the lender agreed to convert USD $54,000 of accrued interest into 275,510 common shares of the Company. The interest rate on the USD $150,000, is 1.667% per month plus an additional 1% default interest per month following the default on September 30, 2010. On June 6, 2012, the Company repaid the entire principal amount plus accrued interest.

2011 Convertible Promissory Notes. On January 24, 2011, the Company issued various non-brokered unsecured convertible debentures [“Debentures”] in the principal amount of USD $280,000. The Debentures matured on January 24, 2012. The interest rate on the Debentures is 15% per annum. Upon the request of the Holders, the Debentures but not the accrued interest may be converted in whole, but not in part, into shares of Common Stock of the Company at a price of $0.11 per common share.

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

For accounting purposes, the Debentures contain both a debt component and an equity component. At issuance, the Company estimated the fair value of the conversion option by deducting the present value of the future cash outflows of the Debentures from the face value of the principal of the Debentures. The fair value of the debt component was determined by discounting the stream of future payments of interest and principal at the estimated prevailing market rate of 21% for a comparable debt instrument that excluded any conversion privileges. The debt component accretes over the life of the unsecured convertible debenture through periodic charges to expense using the effective interest method. On June 2, 2012, the Company repaid $125,000 of the principal amount of the debentures and converted $155,000 of the debentures to 1,409,091 shares of common stock.

2012 Promissory Notes. On July 23, 2012 the Company raised bridge financing of $500,000. The bridge financing lender received a promissory note from the Company for $550,000, with interest payable at 2% per month after October 23, 2012. The original maturity date of the promissory note was October 23, 2013 but has been subsequently extended until June 30, 2014. Additional interest of 9% per annum is payable on the past due interest following October 23, 2013. The balance has not been repaid as at November 28, 2014. The Company is in discussion with the debt holder to extend the maturity of the promissory note.

2013 Convertible Debentures. In December 2013, the Company issued 354 Units of 8% Redeemable Promissory Convertible Notes (the “Notes”) together with Series C stock Purchase Warrants (the “Warrants”) to various accredited investors receiving gross proceeds of $3,540,000. The Notes and Warrants are subject to a four-month holding/trading restriction period in Canada. The notes are convertible into 14,160,000 shares of common stock. Each warrant entitles the holder to acquire 20,000 common shares (for a total of 7,080,000 common shares) at an exercise price of $0.30 per share and expire on December 18, 2016.

In a second closing in March 2014, the Company issued 200 additional Units to the investors, receiving gross proceeds of $2,000,000. The additional notes are convertible into 8,000,000 shares of common stock. Each warrant entitles the holder to acquire 20,000 common shares (for a total of 4,000,000 common shares) at an exercise price of $0.30 per share and expire on December 18, 2016.

The warrants were classified as equity and were charged to contributed surplus at their estimated fair value of $1,164,590.

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

10.	CONTINGENT CONSIDERATION

The maximum amount payable to Boston Scientific Corp pursuant to the terms of the purchase agreement is $2,500,000 to paid quarterly at a rate of 10% of sales of Prolieve products.

The fair value of the contingent consideration was determined by calculating its present value based on the payment terms using an interest rate of 24%, our estimated unsecured borrowing rate.

As at September 30, 2014, the balance owing is allocated as follows:

$
Total amount of contingent consideration	2,500,000
Less discount	(1,373,495)

Fair market value at July 25, 2012	1,126,505
Less: payments in 2013	(104,741)
Fair market value discount	43,934

Balance at March 31, 2013	1,065,698

Less: payments in 2014	(204,392)
Change in fair market value	741,857

Balance at March 31, 2014	1,603,163

Change in fair market value	77,352

Balance at September 30, 2014	1,680,515

Payable to Boston Scientific Corporation - current	683,247

Payable to Boston Scientific Corporation - long term	997,268

Future royalty payments are estimated to be as follows:

$
2015	595,775
2016	1,413,064
2017	182,028

subtotal	2,190,387

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

11.	SHARE CAPITAL

[a] Common shares

Authorized share capital consists of unlimited common shares with no par value.

The continuity of share capital is as follows:

	Number #	Amount $
Balance, March 31, 2012	34,218,512	4,542,801

Extension of warrants [note c]		(278,964)
Shares issued in private placement, net of issuance costs [i]	18,367,263	2,755,088
Less allocation to contributed surplus [i]		(1,024,758)
Shares issued in private placement, net of issuance costs [ii]	22,200,000	3,330,000
Less allocation to contributed surplus [ii]		(1,238,597)
Shares issued in private placement, net of issuance costs [iii]	22,196,795	3,182,169
Less allocation to contributed surplus [iii]		(1,284,137)
Shares issued in private placement [iv]	13,056,997	1,958,030
Less allocation to contributed surplus [iv]		(743,924)
Shares issued for convertible debentures [v]	1,409,091	166,670
Shares issued to officers and directors [vi]	3,500,000	635,000
Cancellation of shares issued in error	(33,333)
Shares issued on extinguishment of debt [vii]	1,255,545	204,832
Shares issued on extinguishment of debt [viii]	1,090,000	272,500

Balance, March 31, 2013 and March 31, 2014	117,260,870	12,476,610

Extension of warrants [note c]		(172,236)
Shares issued in private placement [ix]	10,281,250	1,444,274
Less allocation to contributed surplus [ix]		(735,209)

Balance, September 30, 2014	127,542,120	13,013,439

[i]	On June 8, 2012, the Company completed a private placement of 18,367,263 units at a price of CAD $0.15 per unit raising gross proceeds of $2,755,088. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to acquire one common share at an exercise price of CAD $0.20 until June 8, 2014. Management determined the warrants to have a fair value of $0.056 per warrant and accordingly, $1,024,758 of the proceeds from the issuance was allocated to the warrants, and the balance of the proceeds was allocated to common shares.

A relative fair value calculation was used to determine the carrying value of the warrants. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk free interest rate	1.0%
Expected life in years	2 year
Expected volatility	149.0%
Dividends per share	0.0%

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

[ii]	On June 21, 2012, the Company completed a private placement of 22,200,000 units at a price of CAD $0.15 per unit raising gross proceeds of $3,330,000. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to acquire one common share at an exercise price of CAD $0.20 until June 21, 2014. Management determined the warrants to have a fair value of $0.056 per warrant and accordingly, $1,238,597 of the proceeds from the issuance was allocated to the warrants, and the balance of the proceeds was allocated to common shares.

A relative fair value calculation was used to determine the carrying value of the warrants. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk free interest rate	1.0%
Expected life in years	2 year
Expected volatility	149.0%
Dividends per share	0.0%

[iii]	On September 21, 2012, the Company completed a private placement of 22,196,795 units at a price of CAD $0.15 per unit raising gross proceeds of $3,329,521. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to acquire one common share at an exercise price of CAD $0.20 until September 21, 2014. Management determined the warrants to have a fair value of $0.058 per warrant and accordingly, $1,284,137 of the proceeds from the issuance was allocated to the warrants, and the balance of the proceeds was allocated to common shares. The Company paid finder’s fees of $147,352.

A relative fair value calculation was used to determine the carrying value of the warrants. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk free interest rate	1.20%
Expected life in years	2 year
Expected volatility	158.0%
Dividends per share	0.0%

[iv]	On January 14, 2013, the Company completed a private placement of 13,056,997 units at a price of CAD $0.15 per unit raising gross proceeds of $1,958,550. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to acquire one common share at an exercise price of CAD $0.20 until January 14, 2015. Management determined the warrants to have a fair value of $0.057 per warrant and accordingly, $743,924 of the proceeds from the issuance was allocated to the warrants, and the balance of the proceeds was allocated to common shares. The Company paid finder’s fees of $525.

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

A relative fair value calculation was used to determine the carrying value of the warrants. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk free interest rate	1.20%
Expected life in years	2 year
Expected volatility	154.0%
Dividends per share	0.0%

[v]	On June 2, 2012, the Company converted US$155,000 of convertible debentures to 1,409,091 common shares
[vi]	On October 19, 2012 the Company awarded 3,000,000 common shares to its directors and officers.
[vii]	On December 17, 2012 the Company completed its award of 1,755,545 common shares to certain directors and officers in lieu of part of the remuneration owing to these individuals.
[viii]	On January 29, 2013, the Company issued 1,090,000 common shares to settle an aggregate of $272,500 of debt representing unpaid salary of $210,000 and amounts due to service providers of $62,500
[ix]	On September 15, 2014, the Company completed a private placement of 10,281,250 units at a price of USD $0.16 per unit raising gross proceeds of $1,645,000. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to acquire one common share at an exercise price of USD $0.25 until September 15, 2017. Management determined the warrants to have a fair value of $0.072 per warrant and accordingly, $735,209 of the proceeds from the issuance was allocated to the warrants, and the balance of the proceeds was allocated to common shares.

A relative fair value calculation was used to determine the carrying value of the warrants. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk free interest rate	1.25%
Expected life in years	3 year
Expected volatility	101.0%
Dividends per share	0.0%

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

[b]	Warrants

As at September 30, 2014, the Company had the following warrants outstanding:

	Purchase warrants
	Number #	Exercise price $	Black-Scholes Values $	Expiry date	Year of issue
Share purchase warrants	2,449,997	0.50	583,702	4/24/2015	2011
Share purchase warrants	3,745,000	0.30	192,180	2/24/2016	2011
Share purchase warrants	18,367,263	0.20	1,024,758	6/8/2015	2012
Share purchase warrants	22,200,000	0.20	1,238,597	6/8/2015	2012
Share purchase warrants	22,196,795	0.20	1,284,137	6/8/2015	2012
Share purchase warrants	13,056,997	0.20	743,924	1/14/2015	2013
Share purchase warrants	11,080,000	0.30	1,164,590	1/14/2015	2013
Share purchase warrants	11,206,562	0.25	735,209	9/14/2017	2014

Outstanding, end of period	104,302,614		6,967,097

On April 24, 2012, the Company extended the expiry date of 2,449,997 warrants to April 24, 2013, and accordingly, $187,305 was allocated to contributed surplus. A relative fair value calculation was used to determine the carrying value of the extension of the warrants. The fair value of the extension of the warrants was estimated using a Black-Scholes pricing model and assumptions of a risk free interest rate of 1.10%, an expected life of 1 year, an expected volatility of 174% and a zero dividend rate. In April 2013, the Company again extended the expiration of the outstanding stock purchase warrants to April 24, 2014 and, accordingly $172,236 was transferred from common stock to contributed surplus. On April 22, 2014 the Company extended until April 25, 2015 the expiry of 2,449,997 outstanding common share purchase warrants.

On November 25, 2012, the Company extended the expiry date of 4,090,755 warrants to November 25, 2013, and accordingly, $91,659 was allocated to contributed surplus. A relative fair value calculation was used to determine the carrying value of the extension of the warrants. The fair value of the extension of the warrants was estimated using a Black-Scholes pricing model and assumptions of a risk free interest rate of 1.10%, an expected life of 1 year, an expected volatility of 174% and a zero dividend rate. On November 25, 2013, 4,090,755 warrants expired without exercise.

On June 8, 2014 the Company extended until June 8, 2015, the expiry of 62,764,048 outstanding common share purchase warrants.

The weighted average exercise price of the outstanding warrants as at September 30, 2014 was $0.23.

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

[c]	Stock options

The Company may grant stock options to directors, senior officers and service providers by resolution of the Board of Directors. The exercise price will reflect the market price of the Company’s stock on the date of the grant. The maximum number of stock options outstanding under the stock option plan is limited 10% of issued shares.

On March 17, 2011, the Company granted incentive stock options to the directors and officers of the Company to purchase an aggregate of 3,700,000 common shares. The options are exercisable at a price of $0.20 per common share and expire five years from the date of the grant. 3,350,000 stock options vested immediately and 350,000 vested on March 17, 2012. In August 2011, the Company cancelled 700,000 incentive stock options issued to management in order to reduce the number of options outstanding to 10% of issued shares as per the Company’s approved stock option plan.

A summary of the Plan as at September 30, 2014 and changes therein are presented below:

	September 30, 2014		March 31, 2014
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	#	$	#	$
Outstanding, beginning of period	8,365,000	0.20	8,525,000	0.20
Cancelled	(500,000)	—	(160,000)	—
Expired	—	0.20	—	0.20
Granted to officer and directors	—	0.19	—	0.19
Granted	—	0.24	—	0.24

Outstanding, end of period	7,865,000	0.21	8,365,000	0.21

Options exercisable, end of period	7,865,000

[d] Diluted earnings per share

There has been no impact computed on diluted earnings from outstanding stock options and warrants as the impact would be anti-dilutive.

12.	STATEMENTS OF CASH FLOWS

The net change in non-cash working capital balances related to operations consists of the following:

$
Accounts receivable	351,639
Inventory	498,765
Prepaid expenses and other assets	1,864
Accounts payable and accrued liabilities	(326,945)
Interest payable on financial instruments	(50,802)

474,521

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

13.	RELATED PARTY TRANSACTIONS

The following amounts, incurred are in the normal course of business and measured at the exchange amount were paid for management salaries and consulting fees (CFO) for the periods ended September 30, 2014 and September 30, 2013:

	2014	2013
Chief Executive Officer	$120,000	$120,000
Chief Financial Officer	$37,500	$37,500
Chief Operating Officer	$106,000	$100,000

	$263,500	$257,500

14.	PRIOR PERIOD ADJUSTMENTS - CORRECTION OF ERRORS

Fair value of contingent consideration

Management of Medifocus, while preparing financial statements for the year ended March 31, 2014, reviewed their presentation of the fair value of the contingent consideration payable to Boston Scientific Corporation pursuant to the purchase of the Prolieve Thermodilitation System on July 25, 2012. The fair value of the contingent consideration had been presented as interest payable and payable to Boston Scientific Corporation. The correct presentation should have been to net the fair value consideration against the value of intangible assets.

Accordingly, the Company has adjusted all comparative amounts presented in the current financial statements affected by the accounting error as follows:

	As Previously Recorded July 25, 2013	Adjustment	As Restated July, 25, 2012
Consolidated Statements of Financial Position
Intangible assets- Prolieve intellectual properties	3,835,610	(1,329,561)	2,506,049
Payable to Boston Scientific Corporation - Current	254,032
Interest payable to BSC - Current	149,301
Payable to Boston Scientific Corporation	811,666
Interest payable to BSC	1,180,260
Deficit - beginning of year	2,642,588	—	2,642,588

Deficit - end of year	4,285,305	3,375471	7,660,776

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

	As Previously Recorded March 31, 2013	Adjustment	As Restated March 31, 2013
Consolidated Statements of Loss and Comprehensive Loss
Net loss before other income	5,828,562	528,845	1,493,567
Other income	(324)		(324)
Gain on settlement of debt	(53,300)		(53,300)
Foreign exchange loss	14,882		14,882

Net loss and comprehensive loss	925,983	528,842	1,454,825

Loss per share, basic and diluted	0.029		0.046

15.	COMMITMENTS

On January 16, 2006 Celsion purchased from Celsion Corporation (USA) all of the assets relating to breast cancer Microfocus APA 1000 System (“System”), consisting of the microwave machine technology, the APA technology licensed from MIT, and all related intellectual and regulatory property (collectively, the “Business”). The Company has a commitment to pay a 5% royalty to Celsion on the net sales of products sold by and patent royalties received by the Company and its successors and assignees. Total royalties paid are not to exceed US $18,500,000. Royalties will not be payable until the System can be placed in the market following successful completion of the pivotal clinical trial and receipt of approval to market the System in the US and Canada from the FDA and Health Canada.

The Company has an additional commitment to pay a 5% royalty to MIT on the net sales of products, upon commercialization. Also, the Company has a commitment to pay MIT a maintenance fee of US $50,000 during 2014.

Future minimum payments under operating leases and contractual commitments are as follows:

2014	US $	138,398
2015	US $	144,614
2016	US $	149,475
2017	US $	155,528
2018	US $	145,751

	US $	733,766

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

16.	CONTINGENCIES

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

The Company has agreed to pay Boston Scientific Corporation $2,500,000 of the purchase price for the acquisition of Prolieve (note 4), in quarterly instalments at a rate of 10% of Prolieve sales (note 13).

17.	INCOME TAXES

The Company has non-capital losses totaling approximately $15,800,000 that have not been tax benefited and expire as follows:

$ Restated (note 17)
2026	12,462
2027	147,253
2028	14,902
2029	540,776
2030	1,112,000
2031	4,797,799
2032	753,838
2033	5,520,970
2034	2,900,000

15,800,000

No deferred tax assets have been recognized in these condensed interim consolidated financial statements as there is no assurance that the Company will realize the benefits of loss carry forwards.

U.S. Income Tax Status

U.S. federal tax legislation was enacted in 2004 to address perceived U.S. tax concerns in “corporate inversion” transactions. A “corporate inversion” generally occurs when a non-U.S. Company acquires “substantially all” of the equity interests in, or the assets of, a U.S. Company or partnership, if, after the acquisition, former equity holders of the U.S. Company or partnership own a specified level of stock in the non-U.S. Company. The tax consequences of these rules depend upon the percentage identity of stock ownership that results. Generally, in the “80-percent identity” transactions, i.e. former equity holders of the U.S. Company owns 80% or more of the equity of the non-U.S. acquiring entity (excluding certain equity interests), the tax benefits of the inversion are limited by treating the non-U.S. acquiring entity as a domestic entity for U.S. tax purposes. In the “60-80 percent identity” transactions, the benefits of the inversion are limited by barring certain corporate-level “toll charges” from being offset by certain tax attributes of the U.S. Company (e.g. loss carryforwards), and imposing excise taxes on certain stock based compensation held by “insiders” of the U.S. Company.

Medifocus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014 and 2013

Management is of the view that a corporate inversion has resulted from the reverse takeover transaction it completed in fiscal 2009, as disclosed in Note 2 to its annual financial statements for the year ended March 31, 2012. However, management has not yet determined whether the Company is subject to the “80 percent” or the “60-80 percent” identity with respect to the transactions undertaken in the fiscal 2009 year since the interpretation of which categories of stock ownership are to be considered under the inversion rules is not yet settled.

18.	COMPARATIVE NUMBERS

Comparative numbers have been restated to conform with the presentation adopted in 2014.